                                                                    EXHIBIT 12.1

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                              (DOLLARS IN MILLIONS)

                                                   SIX MONTHS
                                                  ENDED JUNE 30                  YEAR ENDED DECEMBER 31
                                                  -------------  -----------------------------------------------------------
                                                      2001         2000         1999         1998         1997         1996
                                                    -------      -------      -------      -------      -------      -------
Net income ...................................      $ 1,168      $ 1,902      $   744      $   450      $ 1,097      $   863
Provision for income taxes....................        1,078        1,556          473          244        1,010        1,038
Equity in earnings of affiliates..............          (80)        (277)        (150)         (22)         (40)          25
                                                    -------      -------      -------      -------      -------      -------
Pretax income before adjustment for minority
   interests in consolidated subsidiaries or
   income or loss from equity affiliates......        2,166        3,181        1,067          672        2,067        1,926
Fixed charges (see below).....................          192          446          412          337          174          188
Amortization of capitalized interest..........           19           41           46           40           46           53
Distributed income in equity affiliates.......           75          134           77          105           58           85
Capitalized interest..........................          (11)         (17)          (6)         (72)         (94)         (75)
                                                    -------      -------      -------      -------      -------      -------
Total adjusted earnings available for payment
   of fixed charges (a).......................      $ 2,441      $ 3,785      $ 1,596      $ 1,082      $ 2,251      $ 2,177
                                                    =======      =======      =======      =======      =======      =======

Ratio of earnings to fixed charges............         12.7          8.5          3.9          3.2         12.9         11.6
Fixed Charges
    Interest and debt expense -- borrowings...       $  142      $   338      $   311      $   199      $    36      $    74
    Capitalized interest......................           11           17            6           72           94           75
    Rental expense representative of interest
       factor (c).............................           39           91           95           66           44           39
                                                    -------      -------      -------      -------      -------      -------
Total fixed charges (b).......................      $   192      $   446      $   412      $   337      $   174      $   188
                                                    =======      =======      =======      =======      =======      =======

a) Equity affiliate pretax losses, where incurred, included no guaranteed payments.

b) There were $3 of fixed charges in subsidiaries with minority interests in the first six months of 2001, $2 in 2000, and none in prior years.

c)  Calculated as one-third of rental expense related to operating leases.